Exhibit 4.9

WARRANT AGREEMENT

among

ELONG, INC.,

and

IACT Asia Pacific Limited

Dated July 23, 2004

TABLE OF CONTENTS

ARTICLE 1

DEFINITIONS

ARTICLE 2

WARRANT CERTIFICATES

		Page
Section 2.1	Issuance of Warrant	5
Section 2.2	Rights of Holder under the Warrant Certificates	5

	ARTICLE 3

	DURATION AND EXERCISE OF THE WARRANT

Section 3.1	Exercise Period of the Warrant	5
Section 3.2	Obligation to Sell and Transfer	6
Section 3.3	Expiration of the Warrant	6
Section 3.4	Exercise of the Warrant; Consummation of the Purchase	6
Section 3.5	Exercise Price	7
Section 3.6	Control Number of Shares	7
Section 3.7	Delivery of FMV Materials; Fair Market Value Determination	7
Section 3.8	Post-Consummation Adjustment	8

	ARTICLE 4

	PAYMENT OF TAXES

Section 4.1	Payment of Taxes	8

	ARTICLE 5

	FUNDAMENTAL CHANGE; WORKING CAPITAL

Section 5.1.	Adjustment for Fundamental Change	8
Section 5.2	Working Capital	9

	ARTICLE 6

	TRANSFER OF WARRANT

Section 6.1	Transfers	9

	ARTICLE 7

	OTHER PROVISIONS RELATING TO RIGHTS OF THE HOLDER AND THE COMPANY

Section 7.1	Rights of the Holder	9
Section 7.2	Mutilated or Missing Warrant Certificate	9
Section 7.3	Injunctive Relief	9
Section 7.4	Exercise of the Company’s Rights Hereunder after Investor Control	10

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-ii-

WARRANT AGREEMENT (the “Agreement”), by and among eLong, Inc., an exempted limited liability company under the laws of the Cayman Islands (the “Company”) and IACT Asia Pacific Limited, an exempted limited liability company under the laws of the Cayman Islands (the “Holder”), dated as of July 23, 2004.

WHEREAS, the Company, the Holder and certain other parties named therein have entered into a Transaction Agreement, dated as of July 23, 2004 (the “Transaction Agreement”), pursuant to which, among other things, the Holder is to receive a warrant (the “Warrant”), evidenced by the certificate attached hereto as Exhibit A (the “Warrant Certificate”) entitling the Holder to buy additional securities of the Company, on the terms and subject to the conditions set forth herein;

WHEREAS, the Company, the Holder, the persons listed on Schedule 2 to the Investors Agreement, defined below (each, a “Common Holder” and collectively, the “Common Holders”), the persons listed on Schedule 1 to the Investors Agreement (each, a “Series A Holder” and collectively, the “Series A Holders”) (the Common Holders and the Series A Holders collectively, the “Selling Holders”) and the other shareholders of the Company have entered into an Investors Agreement, dated as of July 23, 2004 (the “Investors Agreement”), which sets forth, among other things, certain rights of the Holder, in its capacity as the holder of the Warrant, with respect to the governance of the Company and otherwise; and

WHEREAS, the Company and the Holder desire to establish in this Agreement certain terms and conditions concerning the Warrant.

NOW, THEREFORE, in consideration of the foregoing and for the purpose of defining the terms and provisions of the Warrant and the respective rights and obligations thereunder of the parties hereto, the Company and the Holder each hereby agree as follows:

ARTICLE 1

DEFINITIONS

“Cash and Cash Equivalents” means (a) cash and (b) short-term, highly liquid investments (with original maturities (at time of purchase) of three months or less) that are both (i) readily convertible to known amounts of cash, and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates; provided that such term shall not include any cash and cash equivalents to the extent resulting from the Company’s breach of Section 5.2 hereof.

“Definitive Resolution” shall mean the earlier of (a) the twelfth U.S. business day after the Holder’s delivery of the Form of Election to Purchase (if such Form of Election to Purchase sets forth the Holder’s proposal for the applicable Control Number and Exercise Price) if the Company shall not have delivered a notice of disagreement prior thereto, or (b) the earlier of (x) the day that the Holder and the Company (whether on behalf of itself or a Selling Holder) agree in writing that they have resolved all disputes relating to the determination of Exercise Price or Control Number with respect to an exercise hereunder and (y) the date of the final resolution by the Arbiter with respect to Schedule 1 or Section 8.2 hereof, as the case may be.

“Equity Value” means, with respect to the Company, the applicable implied enterprise value of the Company, minus the Indebtedness of the Company (and its subsidiaries, on a consolidated basis), plus (i) the Cash and Cash Equivalents of the Company (and its subsidiaries, on a consolidated basis) and (ii) the pro forma consideration that would be received for the exercise of all options, warrants (but excluding the Warrant) or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company to issue shares of capital stock (or securities exchangeable for or convertible into shares of the Company’s capital stock, including the Series A Preferred Shares and Series B Preferred Shares) in each case whether or not vested or exercisable, and in the case of (i) and (ii), calculated in accordance with U.S. GAAP on the date of exercise; provided, however, that options, warrants or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company to issue shares of capital stock (or securities exchangeable for or convertible into shares of the Company’s capital stock) with an exercise price that is greater than the then Fair Market Value of the underlying capital stock will not be included in the calculation of “Equity Value”.

“Escrow Agreement” shall have the meaning ascribed to it in the Transaction Agreement.

“Exercise Price” shall have the meaning set forth in Section 3.5.

“Expiration Date” means the final day of the Exercise Period.

“Expiration Time” means 5:00 p.m. New York City time on the Expiration Date.

“Fair Market Value” means the price per share equal to the amount that a willing buyer would pay a willing seller in an arm’s length transaction at such time. The Fair Market Value shall be determined, based on this definition, in accordance with the procedures set forth in Section 3.7 hereof and on Schedule 1 hereof (and/or Section 8.2 if there is a dispute relating to the determination of Fair Market Value for purposes of clause (ii) of the “Equity Value” definition).

“FMV Materials” means all financial, operating and other valuation information and material that a financial institution of international repute would require in order to determine a fair market value for the Company, including, but not limited to, (a) historical detailed financial results (including balance sheet, income statement, and statement of cash flows prepared in accordance with U.S. GAAP) for the past two years, the most recent quarter and the most recent month, (b) detailed forward-looking financial projections (including balance sheet, income statement, and statement of cash flows projections prepared in accordance with U.S. GAAP) for the next two years, and (c) historical and projected key operating metrics by line of business.

“Force Majeure Event” means acts of God, war, serious epidemics such as severe acute respiratory syndrome or other similar catastrophic events that are beyond the Company’s reasonable control and which has a material adverse affect on the Company’s operations, business and value; provided, however, that (1) only extraordinary adverse financial or market conditions (including, without limitation, adverse macroeconomic conditions in the People’s Republic of China resulting in a severe economic downturn) will constitute a Force Majeure Event, and (2) no Force Majeure Event shall act to delay or excuse the Company from its obligations hereunder.

“Fully-Diluted Number” means the total number of outstanding ordinary shares of the Company, calculated on an as-converted, fully-diluted basis (including, without limitation, all options, warrants (but excluding the Warrant) or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company to issue shares of capital stock (or securities exchangeable for or convertible into shares of the Company’s capital stock, including the Series A Preferred Shares and Series B Preferred Shares)), in each case whether or not vested or exercisable; provided, however, that options, warrants or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company to issue shares of capital stock (or securities exchangeable for or convertible into shares of the Company’s capital stock) with an exercise price that is greater than the then Fair Market Value of the underlying capital stock will not be included in the Fully-Diluted Number for purposes of calculating the IPO Price, the Notice Price under clause (a) of the definition of Notice Price and the proviso of the definition of Notice Price, or the Private Price under clause (a) of the definition of Private Price and the proviso of the definition of Private Price; and provided, further, however, that the Option will not be included in the Fully-Diluted Number for purposes of the calculation in Section 3.6(a) hereof. For illustrative purposes, the Fully-Diluted Number on the date hereof is set forth on Schedule 2 hereto.

“Fundamental Change” shall mean any transaction or event pursuant to which all or substantially all of the relevant class of Shares shall be exchanged for, converted into or acquired for or constitute the right to receive securities, cash or other property (whether by means of a tender or exchange offer, redemption, reclassification, consolidation, merger, sale or other disposition of all or substantially all of the assets of the Company, compulsory share exchange, liquidation or otherwise); provided that the IPO shall not be considered a Fundamental Change. In the case of a Fundamental Change involving more than one such transaction or event, for purposes of adjusting exercise rights as set forth herein, such Fundamental Change shall be deemed to have occurred when substantially all of the Shares shall be exchanged for, converted into or acquired for or constitute the right to receive securities, cash or other property, but the adjustment shall be based upon the highest weighted average of consideration per share that a holder of Shares could have received in such transactions or events as a result of which more than 50% of the Shares shall have been exchanged for, converted into or acquired for or constitute the right to receive securities, cash or other property.

“High-Vote Ordinary Shares” shall have the meaning ascribed thereto in the Investors Agreement.

“Indebtedness” means, with respect to any person, without duplication, (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person (other than customary reservations of retentions of title under agreements with suppliers entered into in the ordinary course of business), (iv) all obligations of such person issued or assumed as the deferred purchase price of property or services purchased by such person (other than trade debt incurred in the ordinary course of business and due within six (6) months of the incurrence thereof) which would appear as liabilities on a balance sheet of such person, (v) all obligations of such person under take-or-pay or similar arrangements or under commodities agreements, (vi) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on, or payable out of the proceeds of production from, property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (vii) all obligations of others guaranteed by such person, (viii) the principal portion of all obligations of such person under capital leases, (ix) all obligations of such person in respect of interest rate protection agreements, foreign currency exchange agreements, commodity purchase or option agreements or other interest or exchange rate or commodity price hedging agreements, (x) the maximum amount of all standby letters of credit issued or bankers’ acceptances facilities created for the account of such person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (xi) other than Series B Preferred Shares, all preferred stock issued by such person and required by the terms thereof to be redeemed, or for which mandatory sinking fund payments are due, by a fixed date, and (xii) the principal balance outstanding under any synthetic lease. The Indebtedness of any person shall include the Indebtedness of any partnership or joint venture in which such person is a general partner or a joint venturer, but only to the extent to which there is recourse to such person for payment of such Indebtedness.

“IPO” has the meaning ascribed to the term “Qualified Public Offering” in the Investors Agreement.

“IPO Price” means the price per share of the Ordinary Shares offered to the public in connection with the IPO; provided, however, that the IPO Price shall not, for purposes of this Agreement, exceed the price per Share equal to (a) the Equity Value of the Company (based on an implied enterprise value of $205 million), divided by (b) the Fully-Diluted Number, in each case as of the date of exercise.

“Notice Price” means (a) with respect to an exercise of the Warrant during the first 30 U.S. business days of the applicable Exercise Period, the price per Share that is equal to (i) the Equity Value of the Company (based on an implied enterprise value of $205 million), divided by (ii) the Fully-Diluted Number, in each case as of the date of exercise and (b) with respect to an exercise of the Warrant during the remaining portion of such Exercise Period, the price per Share equal to the Fair Market Value as of the date of exercise; provided, however, that if the Company notifies the Holder in writing (within ten (10) U.S. business days of the date of exercise) that a Force Majeure Event has occurred (and such Force Majeure Event has occurred) and the Notice Price would have otherwise been calculated in accordance with clause (b) hereof, then the Notice Price shall be, at the Holder’s election (it being understood that the Holder shall have until the end of the applicable Valuation Assessment Period to make such election), (i) the price per Share that is equal to (x) the Equity Value of the Company (based on an implied enterprise value of $160 million), divided by (y) the Fully-Diluted Number, in each case as of the date of exercise or (ii) the price per Share that is equal to (x) the Equity Value of the Company (based on an implied enterprise value of $205 million), divided by (y) the Fully-Diluted Number, in each case as of the date of exercise; provided, further, however, that if the Holder makes the election in clause (i) of the first proviso in this definition, then the Company shall be entitled, within 180 days of the Holder’s date of exercise, to require that the Notice Price be the Fair Market Value as of the date of the Company’s election.

“Option” has the meaning ascribed thereto in the Transaction Agreement.

“ordinary shares” shall have the meaning ascribed thereto in the Investors Agreement.

“Ordinary Shares” shall have the meaning ascribed thereto in the Investors Agreement.

“preferred shares” shall have the meaning ascribed thereto in the Investors Agreement.

“Private Price” means (a) with respect to an exercise of the Warrant prior to April 30, 2005, the price per Share that is equal to (i) the Equity Value of the Company (based on an implied enterprise value of $205 million), divided by (ii) the Fully-Diluted Number, in each case as of the date of exercise and (b) with respect to an exercise of the Warrant during the remaining portion of such Exercise Period, the price per Share equal to the Fair Market Value as of the date of exercise; provided, however, that if the Company notifies the Holder in writing (within five (5) U.S. business days of the date of exercise) that a Force Majeure Event has occurred (and such Force Majeure Event has occurred) and the Notice Price would have otherwise been calculated in accordance with clause (b) hereof, then the Notice Price shall be, at the Holder’s election (it being understood that the Holder shall have until the end of the applicable Valuation Assessment Period to make such election), (i) the price per Share that is equal to (x) the Equity Value of the Company (based on an implied enterprise value of $160 million), divided by (y) the

Fully-Diluted Number, in each case as of the date of exercise or (ii) the price per Share that is equal to (x) the Equity Value of the Company (based on an implied enterprise value of $205 million), divided by (y) the Fully-Diluted Number, in each case as of the date of exercise; provided, further, however, that if the Holder makes the election in clause (i) of the first proviso in this definition, then the Company shall be entitled, within 180 days of the Holder’s date of exercise, to require that the Notice Price be the Fair Market Value as of the date of the Company’s election.

“Series A Preferred Shares” shall have the meaning ascribed thereto in the Investors Agreement.

“Series B Preferred Shares” shall have the meaning ascribed thereto in the Investors Agreement.

“Shares” means (a) if there has been an IPO on or prior to the date of the consummation of the purchase of the Shares by the Holder pursuant to Article 3 hereof, High-Vote Ordinary Shares and (b) if there has not been an IPO on or prior to the date of the consummation of the purchase of the Shares by the Holder pursuant to Article 3 hereof, Series B Preferred Shares.

“Transfer” shall mean any direct or indirect offer, sale, gift, transfer, assignment or other disposition and shall include agreeing to do any of the foregoing; provided, however, that a pledge, a grant of a security interest, or other similar encumbrances shall not be deemed to be a Transfer.

“Transfer Agreement” shall have the meaning ascribed to it in the Transaction Agreement.

“U.S. business day” means any weekday, other than a weekday on which banks in the city of New York are authorized or required to be closed.

“Valuation Assessment Period” means the fifteen (15) U.S. business day period following the delivery by the Company to the Holder of the FMV Materials in accordance with Section 3.7.1 (b) or (c) hereof.

ARTICLE 2

WARRANT CERTIFICATES

Section 2.1    Issuance of Warrant.    Simultaneously with the execution and delivery of this Agreement, the Company shall issue and deliver to the Holder the Warrant Certificate attached hereto as Exhibit A.

Section 2.2    Rights of Holder under the Warrant Certificates.    The Warrant Certificate shall entitle the Holder, subject to the provisions of this Agreement and those set fort in the Warrant Certificate, to purchase the type and number of securities of the Company equal to the number provided for therein and herein.

ARTICLE 3

DURATION AND EXERCISE OF THE WARRANT

Section 3.1    Exercise Period of the Warrant.    The Holder shall have the right to exercise the Warrant, in whole but not in part, subject to the provisions of this Article 3, during one exercise period (the “Exercise Period”) commencing upon the earliest of (i) the consummation of the IPO (in which case the Exercise Period shall be the period commencing with such IPO consummation and ending 30 U.S. business days thereafter), (ii) the date upon which the Holder receives written notice from the Company that it is no longer pursuing the IPO (in which case the Exercise Period shall be the period commencing with such date and ending 395 days thereafter) or (iii) March 31, 2005 (in which case the Exercise Period shall be the period commencing with such date and ending at the end of the tenth calendar month thereafter).

Section 3.2    Obligation to Sell and Transfer.    Upon the exercise of the Warrant on or prior to the Expiration Time, pursuant to Section 3.4 hereto, the Company shall sell and transfer to the Holder, and the Holder shall purchase and accept from the Company, for a purchase price per Share equal to the Exercise Price, a number of Shares equal to the Control Number.

Section 3.3    Expiration of the Warrant.    If the Warrant is not exercised in accordance with the terms thereof and hereof by the Expiration Time, the Warrant shall become null and void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time.

Section 3.4    Exercise of the Warrant; Consummation of the Purchase.

3.4.1    The Warrant may be exercised by the Holder, at any time within an Exercise Period and before the Expiration Time, by properly completing and signing a form of election to purchase in the form attached to the Warrant Certificate (the “Form of Election to Purchase”) and delivering it to the Company. Once so delivered, the Form of Election to Purchase shall be a binding obligation of the Holder.

3.4.2    Within five (5) days of the Definitive Resolution, (a) (i) the Holder shall deliver and surrender the Warrant Certificate to the Company at eLong, Inc., Block B, XingKe Plaza, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100016, People’s Republic of China, or at such other location as the Company may from time to time notify the Holder in writing, during its normal business hours and (ii) (x) deliver a certified cheque or bank draft or wire to the Company in an amount equal to 87.5% of the amount due to the Company for the purchase of the Shares in accordance with the terms hereof and (y) deliver a certified cheque or bank draft or wire to the Escrow Agent (as defined in the Escrow Agreement) in an amount equal to 12.5% of the amount due to the Company for the purchase of the Shares in accordance with the terms hereof (it being understood and agreed that such 12.5% amount shall, subject to the terms of the Escrow Agreement Transaction Agreement and Transfer Agreement, be released to the Company, the Holder or the Selling Holders, as the case may be, subject to and in accordance with the escrow and indemnity provisions of the Transaction Agreement and Transfer Agreement) and (b) the Company shall concurrently (or within two (2) U.S. Business Days thereof) deliver and/or release to the Holder stock certificates representing the applicable Shares, endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer and with any stock transfer stamps attached. The amounts in escrow under this Section 3.4.2 shall be released to the Company, the Holder or the Selling Holders in accordance with and subject to the terms of the Escrow Agreement. Notwithstanding anything herein to the contrary, in the event that the Investor exercises the Warrant (a) after the date which is one (1) year after the Closing but prior to the Survival Date (as such terms are defined in the Transaction Agreement), then only 75% of the amount which would have otherwise been paid into escrow pursuant to this section shall be paid into escrow and the remaining 25% of such amount shall be paid to the Company, in addition to the amount otherwise payable under clause (ii)(x) above, or (b) after the Survival Date, then any amounts which would have otherwise been paid into escrow pursuant to this section shall not be paid into escrow but instead the Holder shall pay to the Company the entire amount due to the Company for the purchase of the Shares.

Section 3.5    Exercise Price.    “Exercise Price” means:

3.5.1    With respect to an exercise of the Warrant during the Exercise Period set forth in Section 3.1(i) hereof, a per Share price equal to the IPO Price;

3.5.2    With respect to an exercise of the Warrant during the Exercise Period set forth in Section 3.1(ii) hereof, a per Share price equal to the Notice Price; or

3.5.3    With respect to an exercise of the Warrant during the Exercise Period set forth in Section 3.1 (iii) hereof, a per Share price equal to the Private Price.

Section 3.6    Control Number of Shares.    For the purposes hereof, “Control Number” means the number of Shares, equal to (a) (1) 51% of the Fully-Diluted Number minus (2) the number of shares of Ordinary Shares (including securities exchangeable for or convertible into Ordinary Shares, but excluding the Option and the Warrant) held by the Holder at such time divided by (b) 0.745.

Section 3.7    Delivery of FMV Materials; Fair Market Value Determination.

3.7.1    The Company shall deliver to the Holder the FMV Materials: (a) on the first day of the applicable Exercise Period; (b) within ten (10) U.S. business days of the date on which the Holder exercises the Warrant, if such exercise occurs within the respective time periods set forth in clause (b) of the Notice Price definition or clause (b) of the Private Price definition; (c) on the day that the Company makes a Force Majeure Event election during the applicable 180 day periods in the definitions of the Notice Price and the Private Price; and (d) at any time after delivery of FMV Materials pursuant to subsections (b) and (c) above, when there have been changes (other than immaterial ones) to any portion of the FMV Materials as delivered.

3.7.2    During the applicable Valuation Assessment Period, the Company shall promptly respond in sufficient detail (to the Holder’s reasonable satisfaction) to the inquiries of the Holder regarding the FMV Materials (it being understood and agreed that the Company shall make its CFO and other key management members available to the Holder for a reasonable period during such Valuation Assessment Period in order to respond to the Holder’s inquiries).

3.7.3    After the conclusion of the applicable Valuation Assessment Period, the Company and the Holder shall comply with the provisions and procedures set forth on Schedule 1 hereto to determine the Fair Market Value.

3.7.4    If the Company does not comply with (a) the delivery requirements of Section 3.7.1 hereof within the applicable time periods, (b) the requirement that the FMV Materials include sufficient information to allow a third party to determine the Company’s Fair Market Value or (c) the requirements under Section 3.7.2 hereof to promptly respond in a satisfactory manner to the Holder’s inquiries regarding the FMV Materials, the subsequent time periods with respect to the procedures to determine Fair Market Value shall be tolled until the Company complies in full with such requirements. If any such non-compliance continues for more than fifteen (15) U.S. business days (beginning on the day that the Holder sends notice to the Company of the Holder’s reasonable belief that the Company is non-compliant), the Holder shall be entitled to determine the applicable Fair Market Value (in its reasonable discretion) (by delivering to the Company within fifteen (15) U.S. business days after such 15 U.S. business day non-compliance period its determination of the Fair Market Value, along with the financial and other information relating to the Company upon which such determination was based (the date of such delivery being the “Holder FMV Determination Date”), and such determination shall be binding on all of the parties hereto; provided, however, that the Company shall have the right to contest such determination of non-compliance and such determination of the Fair Market Value to the Arbiter in accordance with the terms of Section 8.2.2 hereof.

Section 3.8    Post-Consummation Adjustment.    If the applicable Exercise Price with respect to an exercise is based on clause (i) of the first proviso in the definitions of either Notice Price or Private Price, then notwithstanding Section 3.4.2 hereof, the Holder shall deliver to the Escrow Agent 27.5% (as opposed to the 12.5% required under Section 3.4.2 hereof) of the amount due to the Company for the purchase of the Shares (such additional 15% of the proceed constituting the “Force Majeure Escrow Deposit”) (it being understood that the Holder would still receive the applicable Shares (and the relevant stock certificates) at such time in accordance with Section 3.4.2 hereof). Within ten (10) U.S. business days following the Definitive Resolution with respect to the Fair Market Value calculations in a Force Majeure election, based on such Definitive Resolution (A) the Escrow Agent shall deliver the appropriate amount from the Force Majeure Escrow Deposit to the Company, and return any excess amount to the Holder, (B) to the extent there remains an excess amount in the hands of the Company from previous payments under such clause (i) after such payment by the Escrow Agent, the Company shall pay to the Holder such excess, and (C) to the extent there is a shortfall, the Holder shall make the appropriate payments to the Company to cover such shortfall. Notwithstanding anything herein to the contrary, in the event that the Investor exercises the Warrant (a) after the date which is one (1) year after the Closing but prior to the Survival Date (as such terms are defined in the Transaction Agreement), then only 24.375% of the amount due to the Company for the purchase of the Shares shall be paid into escrow and the remaining 75.625% shall be paid to the Company, or (b) after the Survival Date, then only 15% of the amount due to the Company for the purchase of the Shares shall be paid into escrow and the remaining 85% shall be paid to the Company.

ARTICLE 4

PAYMENT OF TAXES

Section 4.1    Payment of Taxes.    The Company will pay all documentary stamp taxes and other governmental charges (excluding all foreign, federal or state income, franchise, property, estate, inheritance, gift or similar taxes) in connection with the issuance or delivery of the Warrant hereunder, as well as all such taxes attributable to the issuance, exchange or delivery of the securities of the Company issuable upon the exercise of the Warrant.

ARTICLE 5

FUNDAMENTAL CHANGE; WORKING CAPITAL

Section 5.1    Adjustment for Fundamental Change.    In the event that the Company shall be a party to any Fundamental Change, then lawful provisions shall be made as part of the terms of such Fundamental Change whereby the Holder shall have the right thereafter to exercise the Warrant only for the kind and amount of securities, cash and other property receivable upon such Fundamental Change by a holder of the number of Shares for which the Warrant could have been exercised immediately prior to such Fundamental Change. In such event, the Exercise Price in effect immediately prior to such Fundamental Change shall become the Exercise Price immediately after such Fundamental Change with respect to the kind and amount of securities, cash and other property receivable upon such Fundamental Change by a holder of one Share. The Company, or the person formed by the applicable consolidation or resulting from the applicable merger or that acquires the applicable assets or capital stock of the Company, as the case may be, pursuant to such Fundamental Change shall make lawful provisions to establish such right and to provide for adjustments that, for events subsequent to consummation of such Fundamental Change, shall be as nearly equivalent as may be practicable to the adjustments provided for herein, and the Company agrees that it will not be a party to or permit such Fundamental Change to occur unless such provisions are so made as a part of the terms thereof. The substance of this paragraph shall similarly apply to successive Fundamental Changes.

Section 5.2    Working Capital.    From and after the date hereof until the Warrant expires unexercised or is otherwise terminated in accordance with this Agreement, the Company hereby agrees to manage the current assets and current liabilities (as each such term is used in accordance with U.S. GAAP) of it and its subsidiaries in the ordinary course of business consistent with past practice, with extensions of credit, time for payment and collection of payables or receivables reasonably consistent with past practice.

ARTICLE 6

TRANSFER OF WARRANTS

Section 6.1    Transfers.

6.1.1    The Warrant may not be Transferred by the Holder, other than to a controlled affiliate thereof (for so long as such affiliate remains under common control with the Holder), and any other attempted Transfer shall be void and of no force and effect. For purposes of this Article, a “controlled affiliate” of a person or entity will mean an entity that is controlled by, controlling, or under common control with such person or entity, provided having “control” will mean having at least a majority of the voting power and the power to elect a majority of the board of directors or other governing body of an entity.

6.1.2    The Company shall promptly process any Transfer of the Warrant to a controlled affiliate of the Holder upon the due execution and delivery by the Holder and such controlled affiliate of the Transfer Form attached to the Warrant Certificate.

ARTICLE 7

OTHER PROVISIONS RELATING TO RIGHTS OF THE HOLDER AND THE COMPANY

Section 7.1    Rights of the Holder.    The Holder, in its capacity as the holder of the Warrant, shall not be entitled to any of the rights of a stockholder of the Company or any other governance rights with respect to the Company, except as set forth in the Investors Agreement.

Section 7.2    Mutilated or Missing Warrant Certificate.    If a mutilated Warrant Certificate is surrendered by the Holder to the Company, or if the Holder submits an affidavit or other evidence to the Company to the effect that a Warrant Certificate has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Warrant Certificate. If reasonably required by the Company, the Holder must provide an indemnity bond, or other form of indemnity sufficient in the reasonable judgment of the Company to protect the Company from any loss which it may suffer if a Warrant Certificate is replaced.

Section 7.3    Injunctive Relief.    The Company agrees that the remedy at law for any breach of the provisions of this Warrant Agreement or the Warrant Certificate will be inadequate and that the Holder, on any application to a court, shall be entitled to temporary and permanent injunctive relief, specific performance and any other equitable relief (without the provision of any bond or indemnity) against the Company. These remedies shall be in addition to any other remedies, at law or in equity, to which the Holder may be entitled.

Section 7.4    Exercise of the Company’s Rights Hereunder after Investor Control.    From and after the date on which the IAC Directors (as defined in the Investors Agreement) first constitute a majority of the Board of Directors of the Company, the Directors of the Company who are not IAC Directors shall, without further action on the part of the Board of Directors, constitute a Committee of the Board of Directors (the “Special Committee”). All actions by the Company with respect to its rights under this Agreement, including without limitation decisions not to take action under this Agreement, shall be made by the Special Committee, and shall be confidential to the Special Committee, and the Special Committee shall not be required or expected to share any information regarding its proceedings with the full Board of Directors.

ARTICLE 8

MISCELLANEOUS

Section 8.1    Representations and Warranties.    Each party hereto (as to itself only and not as to any other party hereto) hereby represents and warrants that:

8.1.1    Such party is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of the state of its organization.

8.1.2    The execution, delivery and performance by such party of this Agreement and the Warrant Certificate, and the consummation of the transactions contemplated hereby and thereby: (i) are within such party’s corporate, limited liability company or partnership power; (ii) assuming the due authorization, execution and delivery by the other parties hereto, have been duly authorized by all necessary corporate, limited liability company or partnership action and constitute the legal, valid and binding obligation of such party, enforceable against it in accordance with its terms; (iii) are not in contravention of any provision of such party’s certificate of incorporation, by-laws, certificate of formation, limited liability company agreement, certificate of limited partnership or limited partnership agreement, as applicable; (iv) will not result in the breach of or constitute a default under any material contract, lease, license, franchise, permit, indenture, mortgage, deed of trust, note, agreement or other instrument to which such party is a party or by which it is bound; and (v) will not violate any law or order applicable to or bearing upon such party or its assets or businesses, except in the case of clauses (iv) and (v) for such breaches, defaults or violations that could not reasonably be expected to have a material adverse effect on the legal ability of such party to consummate the transactions contemplated by this Agreement and the Warrant Certificate.

Section 8.2    Dispute Resolution.

8.2.1    If the Company (on behalf of itself or on behalf of a Selling Holder) disagrees with the Exercise Price or the Control Number set forth on the Holder’s Form of Election to Purchase (in connection with an exercise of the Warrant where the applicable Exercise Price is the IPO Price, the Notice Price determined by clause (a) of the definition thereof or the Private Price determined by clause (a) of the definition thereof), then the Company may deliver a notice of disagreement to the Holder, within five (5) U.S. business days of the Holder’s delivery of such Form, in which case the Company (on behalf of itself and the Selling Holders) shall attempt to resolve the dispute with the Holder by engaging in negotiations with respect thereto during the five (5) U.S. Business Day period following the Company’s notice of disagreement. If the Holder and the Company (on behalf of and in concurrence with any Selling Shareholder who has indicated its disagreement) do not reach agreement by the end of such 5-day period, each such party shall submit the matter to the Arbiter (as defined in the Transaction Agreement), who shall decide the final resolution of the matter (which shall be binding on all of the parties hereto) within ten (10) U.S. Business Days of the submission of the matter.

8.2.2    If the Company (on behalf of itself or on behalf of a Selling Holder) elects to contest the Holder’s determination of either (a) the Fair Market Value or (b) the Company’s non-compliance, in each case as provided by Section 3.7.4 hereof, the Company shall deliver to the Arbiter within 5 U.S. business days of the Holder FMV Determination Date (and simultaneously deliver to the Holder) its notice of objection (which notice of objection shall set forth in reasonable detail the reasons for the Company’s objections). The Holder shall have 10 U.S. business days to prepare and deliver to the Arbiter a response to such notice of objection (which notice of objection shall set forth the Holder’s response in reasonable detail). Within 10 U.S. business days of such Holder’s delivery, the Arbiter shall decide the final resolution of such matters on the following basis:

(i)    with respect to the Company’s non-compliance, the Arbiter shall decide whether the Company’s actions were non-compliant based on the quality of the FMV Materials that were delivered, as well as evidence submitted by each of the Company and the Holder regarding the Company’s compliance with the delivery and other requirements thereunder (it being understood and agreed that (x) if the Arbiter decides that the Company satisfied its obligations and requirements under Section 3.7.4, the parties shall resume with the applicable Fair Market Value determination procedures and (y) if the Arbiter decides that the Company did not satisfy such obligations and requirements, the Arbiter shall then make the determinations in clause (ii) below), and

(ii)    if the Arbiter has determined that the Company was non-compliant (or if the Company did not contest such non-compliance to the Arbiter), the Arbiter shall decide whether the Holder’s determination of the Fair Market Value was within a reasonable range of possible values, based solely on the financial and other information related to the Company that the Holder submitted to the Company on the Holder FMV Determination Date (it being understood and agreed that (x) if the Holder’s determination is deemed by the Arbiter to be within such reasonable range, such determination of the Fair Market Value by the Holder shall be final and binding on all the parties hereto and (y) if the Holder’s determination is deemed by the Arbiter to be outside of the reasonable range, the Arbiter shall determine the lowest Fair Market Value that is within such reasonable range, and such determination shall be final and binding on all the parties hereto).

8.2.3    The fees for the services performed by the Arbiter in connection with this Agreement shall be borne 50% by the Holder and 50% by the Company.

Section 8.3    Termination by Holder.    This Agreement may be terminated at any time by the Holder at any time prior to the Exercise Date, effective upon the delivery of a termination notice to the Company. Upon such termination, this Agreement shall forthwith become null and void and of no force and effect, and there will be no liability or obligation on the part of any party hereto with respect to this Agreement, except for breaches of this Agreement prior to the time of such termination (the liability for which shall be borne by the party who commits the breach).

Section 8.4    Notices and Demands to the Company and the Holder.    All notices and other communications provided for or permitted hereunder shall be made by hand-delivery, first-class mail, telecopier, or overnight air courier guaranteeing two-day delivery:

(a)    if to the Holder, to

IACT Asia Pacific Limited

c/o InterActiveCorp.

152 West 57th Street

42nd Floor

New York, New York 10019

Telecopy No.: (212) 314-7497

Attention: General Counsel

with a copy to

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Telecopy No.: (212) 403-2000

Attention: Andrew J. Nussbaum, Esq.

and

(b)    if to the Company, to

eLong, Inc.

Block B, XingKe Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Telecopy No.: (    )        -

Attention: Chief Executive Officer

with a copy to

Goulston & Storrs

400 Atlantic Avenue

Boston, Massachusetts 02110

Attention: Timothy B. Bancroft, Esq.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five U.S. business days after being deposited in the mail, postage prepaid, if mailed to an address within the U.S. from and address within the U.S. (so long as a fax copy is sent and receipt acknowledged within two U.S. business days after mailing); when receipt acknowledged, if telecopied; and such number of U.S. business days after timely delivery to the courier, if sent by overnight air courier as is guaranteed by the courier. The parties may change the addresses to which notices are to be given by giving five days’ prior written notice of such change in accordance herewith.

Section 8.5    Certain Supplements and Amendments.    This Agreement may not be amended or modified without the prior written consent of each party hereto, unless such amendment or modification does not affect the rights or obligations of a party hereunder, in which case the consent of such party shall not be required.

Section 8.6    Successors.    All the covenants and provisions of this Agreement by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective successors, heirs and assigns hereunder.

Section 8.7    Termination.    This Agreement shall terminate if the Warrant has expired unexercised. Upon such termination, this Agreement shall forthwith become null and void and of no force and effect, and there will be no liability or obligation on the part of any party hereto with respect to this Agreement, except for breaches of this Agreement prior to the time of such termination (the liability for which shall be borne by the party who commits the breach).

Section 8.8    Monetary Units.    All amounts referred to herein are expressed in United States dollars and all payments by Escrow Agent shall be made in such dollars.

Section 8.9    Governing Law; Arbitration.

(a)    This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

(b)    Notwithstanding subsection (c) below, at the option of the Holder, each of the parties hereto agrees for the benefit of the Holder that any State or Federal court sitting in Delaware shall have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) and enforce any rights which may arise in connection with the validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement. Each party hereto consents to venue in the Delaware Courts and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any action therein. Each party hereto agrees that the summons and complaint or any other process in any action may be served by notice given in accordance with Section 8.4, or as otherwise permitted by law. Each party hereto irrevocably waives the right to trial by jury.

(c)    Subject to the option in favor of the Holder set out in subsection (b) above, any controversy or claim arising out of or relating to this Agreement shall be determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The tribunal shall consist of three arbitrators. The seat of the arbitration shall be New York. The language of the arbitration shall be English. The parties hereto agree that the tribunal constituted under this clause shall have the power to grant the relief of specific performance in appropriate circumstances, and further agree, for the avoidance of doubt, that any competent court of its jurisdiction (including in the PRC courts) may enforce an order of the tribunal for specific performance. By agreeing to arbitration pursuant to this clause, the parties hereto waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, in as far as such waiver may validly be made, save that the parties do not intend to deprive any competent court of its jurisdiction (including the PRC courts) to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings or the enforcement of any award.

Section 8.10    Benefits of this Agreement.    Nothing in this Agreement shall be construed to give to any person or other entity other than the Company and the Holder any legal or equitable right, remedy or claim under this Agreement.

Section 8.11    Headings.    The descriptive headings of the several Articles and Sections and the Table of Contents of this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 8.12    Counterparts.    This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ELONG, INC.

By:	/s/
Name:
Title:

IACT ASIA PACIFIC LIMITED

By:	/s/
Name:
Title: